

Mail Stop 4631

April 14, 2010

**<u>via U.S. mail and facsimile</u>**

Robert Arzbaecher, Chief Executive Officer
Actuant Corporation
13000 West Silver Spring Drive
Butler, Wisconsin 53007

> **RE: Actuant Corporation**
> **Form 10-K for the Fiscal Year Ended August 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2009**
> **Definitive Proxy filed December 4, 2009**
> **Form 8-K filed December 17, 2009**
> **File No. 001-11288**

Dear Mr. Arzbaecher:

     We have reviewed your response letter dated March 26, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.


Form 10-Q for the Fiscal Quarter Ended November 30, 2009

Condensed Consolidated Statements of Cash Flows, page 5

1. We have read your response to prior comment 2 from our letter dated March 3, 2010. Please clarify for us how the $37,106 adjustment (207% of 2/28/10 operating cash flows) constitutes an actual <u>cash expenditure</u>. Explain also how this amount was measured and objectively distinguished from the receivables activity line item in your Statements of Cash Flows. It appears that the adjustment is essentially an estimate of cash receipts that possibly could have been obtained if management had elected to renew the securitization program. There does not appear to be a GAAP basis for your presentation of this adjustment as a separate line item in the Statements of Cash Flows since it reports a cash transaction that apparently did not actually occur. Similarly, the Statements of Cash Flows would not be expected to present activity for amounts not borrowed or securities not sold. Please revise the presentation in future filings or provide us with a clarified accounting analysis.

Condensed Consolidating Cash Flow, page 18

2.  We have read your response to prior comment 5 from our letter dated March 3,
    2010.  Please revise your future filings to classify intercompany loan activity as
    financing cash flows in the condensed consolidating Statements of Cash Flows.
    We note that the guidance in ASC 830-230-55-2 precludes investing classification
    for any component of this activity. Regarding any intercompany interest
    payments, it appears that the cash flow impact must be subject to reasonable
    estimation in order for you and your auditors to have concluded on whether the
    condensed consolidating Statements of Cash Flows complied with GAAP. For
    example, an accounting policy that prioritizes the application of intercompany
    cash payments may be useful in tracking this activity i.e. payments are first
    applied against outstanding interest obligations, then against purchase obligations,
    etc.  The intercompany interest amounts appear material to both the Parent and to
    the Non-Guarantor Statements of Earnings and Cash Flows. It is assumed that the
    distinction between operating cash flow generated by the non-guarantors, and
    operating cash flow generated (used by) the combined Parent/Guarantors, is
    material to an investors understanding of the intra-company liquidity issues
    relevant to the Senior Notes.  Please revise in future filings.

    There is a concern regarding the disclosure in the fourth paragraph of Note 17 of
    your Form 10-Q for the quarter ended 2/28/10 financial statements.  Specifically,
    it is unclear how the revisions can reasonably be characterized as "immaterial"
    given that the 2/28/09 combined parent/guarantor operating cash flow balance
    was restated by 154% from $33.8 million to $85.7 million. Further, the 2/28/09
    non-guarantor operating cash flow balance was restated by 830% from $6.2
    million to ($45.6 million).  Please either delete the characterization in future
    filings or expand the disclosure so investors can understand the factors considered
    by management in assessing the materiality of this accounting change.


Managements' Discussion and Analysis of Financial Condition of Results of Operations,
page 20

3.  We have read your response to prior comment 7 from our letter dated March 3,
    2010. Please confirm whether you will clarify the contributing factors for the
    increase in compensation costs. Given the decline in sales and profits in each
    segment this enhanced disclosure will give an investor insight into a component
    of management compensation.

<u>Item 2.02 Form 8-K filed December 17, 2009</u>

4. We have read your response to prior comment 8 from our letter dated March 3, 2010. We note that the 3/17/10 Form 8-K now contains a disclosure stating that "nearly half" of the $110 million annual free cash flow target has already been generated through 2/28/10. There is a concern that investors may be confused by this disclosure given that the 2/28/10 Statement of Cash Flows reports that operating cash flows for the period exceeded investing cash flows by only $17.3 million. Please explain to us the basis for your representation and please clarify your future disclosures. Note that the Commission's guidance on non-GAAP measures is not obviated merely by expressing the measure as "nearly half" of $110 million. See the guidance in Section 100(b) of Exchange Act Regulation G.

\* \* \* \*

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738, or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief